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                          April 26, 2023

       Robert Nistico
       Chief Executive Officer
       Splash Beverage Group, Inc.
       1314 E Las Olas Blvd. Suite 221
       Fort Lauderdale, Florida 33301

                                                        Re: Splash Beverage
Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 21,
2023
                                                            File No. 333-271394

       Dear Robert Nistico:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Darrin Ocasio